Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

FUSION FUEL GREEN PUBLIC LIMITED COMPANY

(Company Number 669283)

Notice is hereby given that the Annual General Meeting (“AGM”) of Fusion Fuel Green PLC (the “Company”) for the 2024 fiscal year will be held at 2:00 pm (Dublin time) on Wednesday, 25 June 2025 at Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, Ireland, DO2 T380 for the following purposes:

As ORDINARY RESOLUTIONS:

1.	To consolidate the Company’s Class A Ordinary Shares (with a nominal value of US$0.0001 per share) in the authorized but unissued and in the authorized and issued share capital of the Company, at a ratio to be determined by the board of directors of the Company (the “Board” or the “Directors”), provided that such consolidation shall be effected at a ratio of not fewer than every 4 Class A Ordinary Shares and not more than every 40 Class A Ordinary Shares being consolidated into 1 Class A Ordinary Share, with the final ratio and timing of implementation of the consolidation to be determined by the Board (the “Share Consolidation”).

2.	Subject to and immediately following the implementation of the Share Consolidation, to increase the Company’s authorized share capital by such amount as is necessary to ensure that, following the Share Consolidation, the Company shall have 100,000,000 authorized Class A Ordinary Shares, each with a nominal value that will reflect the final ratio applied by the Board in implementing the Share Consolidation (the “Authorised Share Capital Increase”).

3.	That the directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot and issue relevant securities (within the meaning of Section 1021 of the Companies Act 2014) up to an aggregate nominal amount of the authorised but unissued ordinary share capital of the Company as exists immediately following implementation of the Authorised Share Capital Increase, and the authority conferred by this resolution shall expire on 25 June 2030, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot and issue relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

4.	To re-elect Frederico Figueira de Chaves as a Class I Director for a three-year term, who retires by rotation in accordance with Regulation 161 of the constitution of the Company and, being eligible, offers himself for re-election.

5.	To re-elect John-Paul Backwell as a Class I Director for a three-year term, who retires by rotation in accordance with Regulation 161 of the constitution of the Company and, being eligible, offers himself for re-election.

As a SPECIAL RESOLUTION:

6.	That, subject to the passing of Resolution 3 above, the directors be and are hereby empowered pursuant to section 1023(3) of the Irish Companies Act 2014 to allot and issue equity securities (as defined in Section 1023 of that Act) for cash pursuant to the authority conferred by the directors’ allotment authority proposal (Resolution 3) up to an aggregate nominal amount equal to the authorised but unissued ordinary share capital of the Company as exists immediately following the implementation of the Authorised Share Capital Increase as if section 1022 of the Act did not apply to any such allotment, provided that this authority shall expire on 25 June 2030 and provided that the Company may before the expiry of such authority make an offer or agreement which would or might require equity securities to be allotted or issued after such expiry and the Company’s directors may allot or issue equity securities in pursuance of such an offer or agreement as if the power conferred by this resolution had not expired.

In addition to the above proposals, the annual meeting will also receive and consider the Company’s Irish statutory financial statements for the fiscal year ended 31 December 2023 and the reports of the directors and auditors thereon. There is no requirement under Irish law that the Irish statutory financial statements be approved by the shareholders, and no such approval will be sought at the annual meeting.

Your Board believes that the proposals to be put forward at the AGM are in the best interests of the Company and its shareholders. Accordingly, your Directors unanimously recommend you vote in favour of the proposals. Registered shareholders of the Company at the close of business on the record date (i.e. 30 May 2025) (the “Record Date”) are eligible to vote at the meeting.

Your vote is important. To make sure your shares are represented, please cast your vote as soon as possible in one of the following ways:

-	Online: At www.cstproxyvote.com;

-	Mail: If you received a proxy card in the mail, mark, sign and date your proxy card and return it in the postage-paid envelope; or

-	In person: You may attend the AGM in person at the above address.

The latest time for receipt of online proxies is 11.59pm (Eastern time) on 24 June 2025. Mail-in proxies must be received by the start of the AGM.

By order of the board of directors of the Company

/s/ John-Paul Backwell

John-Paul Backwell

Chief Executive Officer and Director

The Victorians,

15-18 Earlsfort Terrace,

Saint Kevin’s, Dublin,

Ireland

D02 YX28

3 June 2025